SEC
Mail Processing Section
MAR 01 2017
Washington DC
416

17008625

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services Inc

OFFICIAL USE ONLY
21000
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Blvd
(No. and Street)

Minneapolis	MN	55426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Bumgardner 800-234-1287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum Group
(Name – *if individual, state last, first, middle name*)

111 S Pfingsten Road	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Larry Bumgardner
Signature

President
Title

____
Notary Public

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires January 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gardner Financial Services, Inc.

We have audited the accompanying statement of financial condition of Gardner Financial Services, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Gardner Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gardner Financial Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gardner Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Gardner Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 17, 2017

Gardner Financial Services, Inc.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS	
Cash and Equivalents	$ 84,109
Cash on Deposit with Clearing Organization	50,000
Commissions and Fees Receivable	69,964
Investments	248,498
Other Assets	2,632
Total Assets	$ 455,203
LIABILITIES	
Commissions Payable	$ 54,129
Accounts and Accruals Payable	8,856
Total Liabilities	62,985
STOCKHOLDERS' EQUITY	
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 535,000 Shares	5,350
Additional Paid-In Capital	49,138
Retained Earnings	337,730
Total Stockholders' Equity	392,218
Total Liabilities and Stockholders' Equity	$ 455,203

The accompanying notes to financial statements are an integral part of these statements.

Gardner Financial Services, Inc.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenue	
Commissions	$ 1,896,465
Management Services Income	129,648
Gain on Investments	11,758
Total Revenue	$ 2,037,871
Expenses	
Payroll, Taxes and Benefits	$ 300,689
Commissions Expense	1,453,960
Clearing House Expenses	31,202
Professional Fees	61,591
Compliance Expense	28,235
Office Rent	35,128
Other Expenses	118,446
Total Expenses	2,029,251
Net Income	$ 8,620

The accompanying notes to financial statements are an integral part of these statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2016	535,000	$ 5,350	$ 49,138	$ 434,012	$ 488,500
Net Income for the Year				8,620	8,620
Stockholder Distributions				(104,902)	(104,902)
Balance, December 31, 2016	535,000	$ 5,350	$ 49,138	$ 337,730	$ 392,218

The accompanying notes to financial statements are an integral part of these statements.

Gardner Financial Services, Inc.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash Flows Used by Operating Activities	
Net Income	$ 8,620
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Commissions and Fees Receivable	63,239
(Increase) in Investments	(11,767)
(Decrease) in Commissions Payable	(66,342)
(Decrease) in Accounts and Accruals Payable	(5,159)
Net Cash Used by Operating Activities	(11,409)
Cash Flows Used by Financing Activities	
Distributions	(104,902)
Net Cash Used by Financing Activities	(104,902)
Net (Decrease) in Cash and Equivalents	(116,311)
Cash and Equivalents, Beginning of Year	200,420
Cash and Equivalents, End of Year	$ 84,109

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker-dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker-dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Revenue Recognition – The primary source of revenue for the Company is fees earned through commissions. These commissions and fees may be generated through upfront commissions, trail and/or 12B1 fees or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Management services income is recognized when earned.

Accounting Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. At times during the year, cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

3. Investments

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at December 31, 2016:

	Assets at Fair Value as of December 31, 2016:			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$248,498	-0-	-0-	$248,498

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

4. Operating Leases

The Company leases office space under a five year lease that began September 2012, and was amended on March 27, 2014 to include additional office space. The office lease expires on November 30, 2017. The net annual rental expense under the lease for the year ended December 31, 2016 was $35,128.

The Company leases two vehicles from related parties under operating leases. The vehicles are leased on three year terms expiring in January 2020 and December 2018 and require monthly payments of $383 and $510, respectively. The vehicle lease expense for the year ended December 31, 2016 was $15,998.

Minimum rental commitments to future years are:

2017	$54,212
2018	10,707
2019	4,592
2020	383
Total	$69,894

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $344,045, which was $294,045 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2016 was .18 to 1.

6. Management Services

The Company charges a related entity for office space and management services that it provides. The agreement dated January 1, 2008, as amended April 1, 2014, requires that the related entity reimburse the Company for its proportionate share of office space, staff and related expenses. For 2016, the Company had management services income of $129,648 from the related entity, according to contractual terms.

7. Income Taxes

The Company has evaluated its tax positions and determined there are no uncertain tax positions as of December 31, 2016. The Company classifies interest related to the underpayment of income taxes as a component of interest expenses and classifies any related penalties in other expenses in the statement of income. There were no penalties or interest related to income taxes for the year ended December 31, 2016. Tax returns from 2013 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

8. Contingencies

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of December 31, 2016 or subsequent.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

1. Total Ownership Equity from Statement of Financial Condition		$392,218
2. Deduct Ownership Equity Not Allowable for Net Capital		
3. Total Ownership Equity Qualified for Net Capital		392,218
4. Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
B. Other (Deductions) or Allowable Credits		
5. Total Capital and Allowable Subordinated Liabilities		392,218
6. Deductions and/or Changes:		
A. Total Non-Allowable Assets from Statement of Financial Condition	$10,898	
B. Secured Demand Note Deficiency		
C. Commodity Futures Contracts and Spot Commodities-Proprietary Capital Charges		
D. Other Deductions and Changes		
Total Deductions and Changes		10,898
7. Other Additions and/or Allowable Credits		
8. Net Capital Before Haircuts on Securities Positions		381,320
9. Haircuts on Securities:		
A. Contractual Securities Commitments		
B. Subordinated Securities Borrowings		
C. Trading and Investment Securities		
1. Exempted Securities		
2. Debt Securities		
3. Options		
4. Other Securities		37,275
D. Undue Concentration		
E. Other		
10. Net Capital		344,045
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	62,985	
Total Aggregate Indebtedness	$62,985	
Computation of Basic Net Capital Requirement:		
Capital Requirements:		
$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50,000
Net Capital in Excess of Requirements		$294,045
Net Capital as Above		$344,045
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		337,747
Ratio: Aggregate Indebtedness to Net Capital		.18 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gardner Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gardner Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gardner Financial Services, Inc. stated that Gardner Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gardner Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gardner Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 17, 2017

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Gardner Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gardner Financial Services, Inc., and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gardner Financial Services, Inc. (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Gardner Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
February 17, 2017

GFS
GARDNER FINANCIAL SERVICES
8421 Wayzata Blvd., Suite 350, Minneapolis, MN 55426 Phone: (952) 935-4601 / Fax: (952) 935-4058

Gardner Financial Services, Inc.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 20, 2017

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Gardner Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA
- Gardner Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2016.
- Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Gardner Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception
- Gardner Financial Services, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed Larry O. Bumgardner

Name: Larry O Bumgardner